CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Protected Absolute Return Barrier Notes due 2011	$2,398,000	$94.24

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 729 to
Amendment No. 1 to PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated August 22, 2008
Rule 424(b)(2)
$2,398,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes

Protected Absolute Return Barrier Notes due August 31, 2011
Based on the Price of West Texas Intermediate Light Sweet Crude Oil
With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation
Unlike ordinary debt securities, the notes will pay at maturity the $1,000 stated principal amount of each note plus a supplemental redemption amount that will be paid only if the price of West Texas Intermediate Light Sweet Crude Oil, which we refer to as WTI crude oil, remains within the price range specified below on each day during the observation period.  The supplemental redemption amount, if any, will be based on the absolute return of the WTI crude oil price.  Consequently, you will receive a positive supplemental redemption amount whether the WTI crude oil price on the valuation date, which is August 24, 2011, is higher or lower than the initial price, so long as the WTI crude oil price remains within the price range on each day during the observation period.  In no event will the payment at maturity be less than the stated principal amount of $1,000.  In addition, the notes will pay a variable annual amount of interest, which may be zero, linked to year-over-year changes in the Consumer Price Index, which we refer to as the CPI. Any interest due will be paid regardless of the performance of WTI crude oil.
•	The stated principal amount and issue price of each note is $1,000.
•
At maturity, you will receive, for each $1,000 stated principal amount of notes, the stated principal amount plus a supplemental redemption amount if the WTI crude oil price is within the price range on each day during the observation period.  The supplemental redemption amount will equal:

➢	if on each day during the observation period the WTI crude oil price is within the price range, $1,000 times the absolute price return; or
➢	if on any day during the observation period the WTI crude oil price is outside the price range, $0.
•	The absolute price return will equal the absolute value of (i) the final price minus the initial price, divided by (ii) the initial price.
➢
The initial price is $114.59, which is the WTI crude oil price on the day we priced the notes for initial sale to the public, which we refer to as the pricing date.  The final price will equal the WTI crude oil price on the valuation date.

•
The price range includes any WTI crude oil price that is (i) greater than or equal to $85.00 and (ii) less than or equal to $200.00.  The initial price of WTI crude oil is not the mid-point of the price range and is substantially closer to the lower limit of the price range.

•
The observation period is each trading day on which there is no market disruption event with respect to WTI crude oil, beginning on, and including, the trading day following the pricing date and ending on, and including, the valuation date.

•
The appreciation potential of the notes is limited by the price range to a maximum supplemental redemption amount of $745.35 if the WTI crude oil price increases or $258.22 if the WTI crude oil price decreases.  The maximum supplemental redemption amount will be determined on the pricing date based on the initial price.

•
The interest rate will be determined annually in "arrears" at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period.

•
The interest rate for the notes for each annual interest payment period during the term of the notes will be the rate determined as of the applicable interest determination date and will be equal to (i) CPIt - CPIt-12 divided by (ii) CPIt-12.

➢
CPIt  is the CPI for the applicable reference month, as published on Bloomberg page “CPURNSA.” The reference month  for any interest determination date is the CPI for the third calendar month prior to the month of such interest determination date as published and reported in the second calendar month prior to such interest determination date.

➢	CPIt-12 is the CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg page “CPURNSA.”
•	Interest on the notes, if any, will be paid annually on August 31, 2009, August 31, 2010 and the maturity date.
•	Investing in the notes is not equivalent to investing or taking a position in WTI crude oil or futures contracts or forward contracts on WTI crude oil.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482AQ7.
You should read the more detailed description of the notes in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on PS-12.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Agent’s Commissions(1) (2)	Proceeds to Company
Per note	$1,000	$20	$980
Total	$2,398,000	$47,960	$2,350,040
(1)
The notes will be issued at $1,000 per note and the agent’s commissions will be $20 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of notes will be $996.25 per note and $16.25 per note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $994.375 per note and $14.375 per note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $992.50 per note and $12.50 per note, respectively.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY
August 22, 2008

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes in certain jurisdictions outside the United States, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)   an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)   an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)    otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the notes we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt securities of Morgan Stanley.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental redemption amount based on increases or decreases in the price of West Texas Intermediate Light Sweet Crude Oil, which we refer to as WTI crude oil, so long as the WTI crude oil price does not move outside the price range during the observation period as well as annual interest, if any, linked to year-over-year changes in the Consumer Price Index.  The supplemental redemption amount, if any, will be based on the absolute return of the WTI crude oil price at maturity.  Consequently, you will receive a positive supplemental redemption amount whether the WTI crude oil price on the valuation date is higher or lower than the initial price, so long as the WTI crude oil price remains within the price range on each day during the observation period.

Each note costs $1,000
We, Morgan Stanley, are offering you Protected Absolute Return Barrier Notes due August 31, 2011 Based on the Price of West Texas Intermediate Light Sweet Crude Oil With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation, which we refer to as the notes.  The stated principal amount of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity
At maturity, for each note that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount if the WTI crude oil price remains within the price range specified below on each day during the observation period, as described below.

100% Principal Protection

At maturity, we will pay you at least $1,000 plus the supplemental redemption amount, if any.

Payment at Maturity
The payment at maturity will be calculated as follows: Payment at maturity = $1,000 + supplemental redemption amount
The Supplemental Redemption Amount is Linked to Movements in the WTI Crude Oil Price
The supplemental redemption amount will equal:

• if on each day during the observation period the WTI crude oil price is within the price range, $1,000 times the absolute price return; or
• if on any day during the observation period the share price is outside the price range, $0.

The price range includes any WTI crude oil price that is (i) greater than or equal to $85.00 and (ii) less than or equal to $200.00. The price range can also be expressed as follows:
price range =
> $85.00; and
< $200.00
The initial price of WTI crude oil set forth below is not the mid-point of the price range and is substantially closer to the lower limit of the price range.

The observation period is each trading day on which there is no market disruption event with respect to WTI crude oil, beginning on, and including, the trading day following the day we priced the notes for initial sale to the public, which we refer to as the pricing date, and ending on, and including, the valuation date, which is scheduled to be August 24, 2011, subject to adjustment for market disruption events.

The absolute price return is the absolute value of the following formula: final price – initial price initial price

The initial price is $114.59, which is the WTI crude oil price on the pricing date.

The final price will equal the WTI crude oil price on the valuation date.

The WTI crude oil price on any date will equal the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) on WTI crude oil, stated in U.S. dollars, as made public by the relevant exchange on such date.

The appreciation potential of the notes is limited to a maximum supplemental redemption amount equal to the stated principal amount times (i) if the WTI crude oil price increases, the percentage difference between the initial price and $200.00 and (ii) if the WTI crude oil price decreases, the percentage difference between the initial price and $85.00. The notes are designed for investors who are seeking a positive return if the WTI crude oil price increases or decreases so long as the WTI crude oil price does not close outside the price range on any day during the observation period.

You can review a table of the historical prices of WTI crude oil and a related graph for each calendar quarter in the period from January 1, 2003 through August 22, 2008 in this pricing supplement under “Description of Notes—Historical Information.” You cannot predict future changes in the price of WTI crude oil based on historical performance.

Investing in the notes is not equivalent to investing or taking a position in WTI crude oil or futures contracts or forward contracts on WTI crude oil.

Consumer Price Index
The variable amount of interest payable on the notes, if any, on each annual interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the CPI, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, which we refer to as BLS, and published on Bloomberg page “CPURNSA” or any successor page or service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate
The interest rate for the notes for each annual interest payment period during the term of the notes will be the rate determined in “arrears” as of the applicable interest determination date pursuant to the following formula:

where

CPIt is the CPI for the applicable reference month, as published on Bloomberg page “CPURNSA”; and

CPIt-12 is the CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg page “CPURNSA.”

The reference month for any interest determination date is the CPI for the third calendar month prior to the month of such interest determination date as published and reported in the second calendar month prior to such interest determination date.

The interest rate for the notes will be determined annually in “arrears” on each interest determination date and, as a result, the interest rate for the notes from and including the original issue date to but excluding the initial interest payment date, which will be August 31, 2009, will be determined on the initial interest determination date, which will be two business days prior to the initial interest payment date.  In no case will the interest rate for the notes for any monthly interest payment period be less than 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

The interest rate will be determined annually in "arrears" at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period.  For example, the interest rate for the first interest payment period from and including the original issue date of the notes to but excluding August 31, 2009 will be determined on August 27, 2009 and CPIt will be the CPI for May 2009 (the reference month) and CPIt-12 will be the CPI for May 2008 (which is the CPI for the twelfth month prior to the reference month).  The CPI for May 2009 will be reported by the BLS and published on Bloomberg page “CPURNSA” in June 2009, and the CPI for May 2008 was reported and published in June 2008.  As a result, you will not know the interest rate, if any, applicable to the notes until near the end of the applicable interest payment period.

For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see “Historical Information and Hypothetical Interest Rate Calculations” and “Description of the Notes—Interest Rate.”

Morgan Stanley Capital Group Inc. will be the calculation agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc. and its successors, which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCG has determined the initial price and will determine the final price and whether or not the share price has moved outside the price range at any time on any day during the observation period and calculate the amount payable at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes
The notes are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement.  You should also read about some of the risks involved in investing in the notes in the section called “Risk Factors.”  The tax treatment of investments in commodity- and inflation-linked notes such as these differs from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.”  You should consult your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $1,000 stated principal amount note with the initial price for WTI crude oil of $114.59 for a hypothetical range of performance of the price return from -100% to +100% and a price range which includes all WTI crude oil prices greater than or equal to $85.00 and less than or equal to $200.00.  In this example, the WTI crude oil price must move by increasing more than 74.535% or by decreasing more than 25.822% from the hypothetical initial price during the observation period before we would not pay you a supplemental redemption amount.

The following payouts are based solely on the hypothetical terms above and on the assumption that the share price has remained within the price range on each day during the observation period for the shaded rows.  You should consider carefully whether the notes are suitable to your investment goals.  The numbers appearing in the table below have been rounded for ease of analysis.

WTI Crude Oil Price	Price Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
$229.18	100.00%	$0.00	$1,000.00	0.00%
$206.26	80.00%	$0.00	$1,000.00	0.00%
$200.00	74.535%	$745.35	$1,745.35	74.535%
$183.34	60.00%	$600.00	$1,600.00	60.00%
$160.43	40.00%	$400.00	$1,400.00	40.00%
$143.24	25.00%	$250.00	$1,250.00	25.00%
$131.78	15.00%	$150.00	$1,150.00	15.00%
$120.32	5.00%	$50.00	$1,050.00	5.00%
$114.59	0.00%	$0.00	$1,000.00	0.00%
$108.86	-5.00%	$50.00	$1,050.00	5.00%
$97.40	-15.00%	$150.00	$1,150.00	15.00%
$91.67	-20.00%	$200.00	$1,200.00	20.00%
$85.00	-25.822%	$258.22	$1,258.22	25.822%
$68.75	-40.00%	$0.00	$1,000.00	0.00%
$57.30	-50.00%	$0.00	$1,000.00	0.00%
$0.00	-100.00%	$0.00	$1,000.00	0.00%

The actual supplemental redemption amount, if any, will be based on the absolute return of the WTI crude oil price at maturity.  Consequently, you will receive a positive supplemental redemption amount whether the WTI crude oil price on the valuation date is higher or lower than the initial price, so long as the WTI crude oil price remains within the price range on each day during the observation period.

The table above does not include the variable amount of interest, if any, payable on the notes linked to year-over-year changes in the CPI. Any accrued interest in the notes will be paid regardless of the performance of WTI crude oil. For more information on the CPI and the calculation of the interest rate, see “Historical Information and Hypothetical Interest Rate Calculations.”

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:

The WTI crude oil price increases by 15% from the initial price of $114.59 to a final price of $131.78, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(131.78 – 114.59) / 114.59]  = $150

Therefore, the total payment at maturity per note will be $1,150, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $150, plus any accrued interest.

Example 2:

The WTI crude oil price decreases by 15% from the initial price of $114.59 to a final price of $97.40, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(97.40 – 114.59) / 114.59]  = $150

Therefore, the total payment at maturity per note will be $1,150, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $150, plus any accrued interest.

Example 3:

The WTI crude oil price decreases by 5% from the initial price of $114.59 to a final price of $108.86, and the WTI crude oil price remains within the price range on each day during the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(108.86 – 114.59) / 114.59]  = $50

Therefore, the total payment at maturity per note will be $1,050, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $50, plus any accrued interest.

Example 4:

The WTI crude oil price moves outside the price range on any day during the observation period.  Because the WTI crude oil price has moved outside the price range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $1,000 per $1,000 stated principal amount, plus any accrued interest, regardless of the final price.

HISTORICAL INFORMATION AND HYPOTHETICAL INTEREST RATE CALCULATIONS

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to July 2008.  Also provided below are the hypothetical interest rates for the period from January 2001 to October 2008 that would have resulted from the historical levels of the CPI presented below.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment dates over the term of the notes.

Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
January		168.8	175.1	177.1	181.7	185.2	190.7	198.3	202.4	211.1
February		169.8	175.8	177.8	183.1	186.2	191.8	198.7	203.5	211.7
March		171.2	176.2	178.8	184.2	187.4	193.3	199.8	205.4	213.5
April		171.3	176.9	179.8	183.8	188.0	194.6	201.5	206.7	214.8
May		171.5	177.7	179.8	183.5	189.1	194.4	202.5	207.9	216.6
June		172.4	178.0	179.9	183.7	189.7	194.5	202.9	208.4	218.8
July		172.8	177.5	180.1	183.9	189.4	195.4	203.5	208.3	219.9
August		172.8	177.5	180.7	184.6	189.5	196.4	203.9	207.9
September		173.7	178.3	181.0	185.2	189.9	198.8	202.9	208.5
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2	201.8	208.9
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6	201.5	210.2
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8	201.8	210.0

The hypothetical annual interest rates provided below are the rates that would have resulted from the historical levels of the CPI presented above and have been calculated for each month in the period from January 2001 to October 2008.  The actual interest rate for the notes will be determined annually in "arrears"  at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period.

Hypothetical Interest Rates Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	3.448%	2.126%	2.026%	2.041%	3.189%	4.348%	1.305%	3.518%
February	3.446%	1.895%	2.198%	1.765%	3.523%	3.456%	1.974%	4.318%
March	3.387%	1.552%	2.377%	1.879%	3.256%	3.416%	2.541%	4.063%
April	3.732%	1.142%	2.597%	1.926%	2.970%	3.985%	2.068%	4.249%
May	3.534%	1.138%	2.981%	1.693%	3.008%	3.598%	2.416%	4.029%
June	2.921%	1.476%	3.020%	1.737%	3.148%	3.363%	2.803%	3.944%
July	3.269%	1.639%	2.225%	2.285%	3.511%	3.546%	2.581%	3.919%
August	3.615%	1.182%	2.058%	3.052%	2.803%	4.167%	2.667%	4.185%
September	3.248%	1.067%	2.112%	3.266%	2.530%	4.319%	2.711%	4.990%
October	2.720%	1.465%	2.110%	2.991%	3.168%	4.145%	2.359%	5.569%
November	2.720%	1.803%	2.158%	2.654%	3.641%	3.819%	1.962%
December	2.648%	1.514%	2.320%	2.538%	4.687%	2.062%	2.760%

The hypothetical interest rate payable on the notes for a hypothetical annual interest payment period from August 2007 to August 2008 would be 4.185% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

CPIt = 216.6, which is equal to the CPI level for May 2008, which, as the third calendar month prior to the interest determination date of August 2008, would be the reference month; and

CPIt-12 = 207.9, which is equal to the CPI level for May 2007, the twelfth calendar month prior to the reference month for the interest determination date of August 2008.

Interest Rate = [(216.6 – 207.9) / 207.9] = 4.185%

RISK FACTORS

The notes are not secured debt and are riskier than ordinary debt securities.  The payment you receive at maturity is linked to the movements of the WTI crude oil price, and the notes pay variable annual interest, if any, linked to year-over-year changes in the Consumer Price Index.  Investing in the notes is not equivalent to investing or taking a position directly in WTI crude oil or futures contracts or forward contracts on WTI crude oil.  This section describes the most significant risks relating to the notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security
If the supplemental redemption amount at maturity equals zero and if there are only minimal increases, no changes or decreases in the CPI measured year-over-year, the overall return on your investment in the notes will be less than the amount paid on an ordinary debt security. Unless the price of the WTI crude oil increases or decreases sufficiently and the CPI increases sufficiently, the overall return on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a conventional debt instrument of comparable maturity.

The notes may not pay more than the stated principal amount at maturity
If on any day during the observation period the WTI crude oil price is outside the price range, no supplemental redemption amount will be paid and you will receive only the stated principal amount of $1,000 for each note you hold at maturity, plus accrued but unpaid interest, if any.

Your appreciation potential is limited
The appreciation potential of the notes is limited to a maximum supplemental redemption amount equal to the stated principal amount times (i) if the WTI crude oil price increases, the percentage difference between the initial price and $200.00 and (ii) if the WTI crude oil price decreases, the percentage difference between the initial price and $85.00, because if the final price is less than $85.00 or greater than $200.00, the WTI crude oil price will have moved outside the price range and your supplemental redemption amount will equal $0.  The maximum supplemental redemption amount will be determined on the pricing date based on the initial price, which will not necessarily be the mid-point of the price range and, accordingly, may be closer to the upper or lower limit of the price range. See “Hypothetical Payouts on the Notes at Maturity” on PS-8.

If the WTI crude oil price moves outside the price range, the market value of the notes will decrease
If on any day during the observation period the WTI crude oil price is outside the price range, the market value of the notes will decline below the stated principal amount and will no longer be linked to the underlying commodity.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will likely receive less than the stated principal amount.

In addition, the initial price of WTI crude oil of $114.59 is not the mid-point of the price range and is significantly closer to the lower limit of the price range.  The WTI crude oil price would only need to decrease by over $29.59 to breach the lower limit of the price range.  The recent historical prices of WTI crude oil are near record highs and you cannot predict whether future prices of WTI crude oil are more likely to increase above such record highs or decline in value.

Market price of the notes may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated (“MS & Co.”) may be willing to purchase or sell the notes in the secondary market, including:

•       the WTI crude oil price at any time including on the valuation date,

• whether the WTI crude oil price has been outside the price range,

• the volatility (frequency and magnitude of changes in price) of the WTI crude oil price,

• trends of supply and demand for WTI crude oil and crude oil generally,

•       geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the market for crude oil or energy markets generally and which may affect the final price of WTI crude oil,

• changes in the CPI and geopolitical conditions and economic, financial, political or regulatory events that affect the rate of U.S. inflation generally and which may affect the CPI,

• interest and yield rates in the market,

• the time remaining until the notes mature, and

• our creditworthiness.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the WTI crude oil price has been outside of the price range or is close to the lower or upper limit of the price range.

You can review a table of the historical prices of WTI crude oil in the section of this pricing supplement called “Description of Notes—Historical Information.” For information regarding the historical CPI levels, see the section of this pricing supplement called “Historical Information and Hypothetical Interest Rate Calculations.”

You cannot predict the future prices of WTI crude oil or the future levels of the CPI based on their historical prices or levels.  In addition, there can be no assurance that the WTI crude oil price will remain within the price range during the observation period.  If on any day during the observation period the WTI crude oil price is outside the price range, you will receive at maturity only the stated principal amount with respect to the notes you hold.  In addition, there can be no assurance that the CPI increases sufficiently such that you receive interest on the notes for each interest payment period.

The price of WTI crude oil may change unpredictably and affect the value of the notes in unforeseeable ways
Investments, such as the notes, linked to the prices of commodities, such as WTI crude oil, are considered speculative and the prices for commodities such as WTI crude oil and related contracts may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in oil and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters.  These factors may affect the price for WTI crude oil and the value of your notes in varying and potentially inconsistent ways.

Specific factors affecting the official settlement price of the WTI crude oil near-month futures contract (the “contract”) include primarily the global demand for and supply of crude oil, but the price of WTI crude oil may also be influenced significantly from time to time by speculative actions. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. West Texas Intermediate light sweet crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. We can give no assurance that the settlement price will not be more volatile than world crude oil prices generally.

In addition, the Commodity Futures Trading Commission and Congress are investigating whether recent volatility and rapid appreciation in WTI crude oil futures contracts are attributable to market manipulation or excessive speculation and, among other things, considering whether to increase the margin required to trade such contracts.  The effect of market manipulation or of such regulation on the price of WTI crude oil futures contracts is difficult to predict and could adversely affect the value of, and payment at maturity on, the notes.

Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the notes
The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the contract is listed on the New York Mercantile Exchange (the “NYMEX”).  NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  The current maximum daily price fluctuation for futures contracts of WTI crude oil is $10 per barrel for any particular month of delivery.  If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10 per barrel in either direction after each successive five-minute trading halt. There are no maximum price fluctuation limits during any one trading session.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the notes.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally
The payment at maturity on the notes is linked exclusively to the price of WTI crude oil and not to a diverse basket of commodities or a broad-based commodity index.  The price of WTI crude oil may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

In periods of little or no inflation, the interest rate may be as little as zero
The annual interest payable on the notes is linked to year-over-year changes in the level of the CPI.  If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, or if the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will not receive interest with respect to that annual interest payment period.

Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future
There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the annual interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

The historical levels of the CPI are not an indication of the future levels of the CPI
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

The interest payable on the notes is only calculated annually in “arrears”
The interest rate payable on the notes will be determined annually in "arrears"  at the end of each interest payment period in order to measure the year-over-year change in the CPI over the course of that interest payment period. As a result, you will not know the interest rate, if any, applicable to the notes until near the end of the applicable interest payment period.

The notes will not be listed and secondary trading may be limited
The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.   MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.  The return of your principal is guaranteed only if you hold the notes to maturity.

The inclusion of commissions and projected profit from
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue hedging in the original issue price is likely to adversely affect secondary market prices price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCG has determined the initial price and will determine the final price and whether or not the WTI crude oil price is outside the price range on any day during the observation period, as well as the amount of any interest payable on the notes and your payment at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the WTI crude oil price in the event of a market disruption event, may affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Notes—Market Disruption Event.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes.  The affiliates through which we hedge our obligations under the notes expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and other affiliates could potentially adversely affect the value of the notes
MSCG and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the notes, including trading in futures contracts and/or options contracts on WTI crude oil, and possibly in other instruments related to WTI crude oil.  MS & Co., MSCG and some of our other subsidiaries also trade WTI crude oil and other financial instruments related to WTI crude oil on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially affect the WTI crude oil price, whether it is outside the price range at any time and, accordingly, the amount of cash you will receive at maturity.  Additionally, such hedging or trading activities could potentially affect the final price and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of any of our Protected Absolute Return Barrier Notes due August 31, 2011 Based on the Price of West Texas Intermediate Light Sweet Crude Oil With Annual Interest Linked to the Year-Over-Year Change in U.S. Inflation.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$2,398,000

Original Issue Date (Settlement Date)	August 29, 2008

Maturity Date
August 31, 2011, subject to extension if the Valuation Date is postponed in accordance with the definition thereof.  If the Valuation Date is postponed so that it falls less than two scheduled Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Business Day following the Valuation Date as postponed.

Pricing Date	August 22, 2008, the day we priced the Notes for initial sale to the public.

Interest Accrual Date	August 29, 2008

Specified Currency	U.S. dollars

CUSIP Number	617482AQ7

Denominations	$1,000 and integral multiples thereof

Stated Principal Amount	$1,000 per Note

Issue Price	$1,000 per Note

Payment at Maturity
At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each Note an amount in cash equal to $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent. Any accrued and unpaid interest as determined in accordance with “—Interest Rate” below will be paid on the Maturity Date in addition to the payment of any Supplemental Redemption Amount.

We will, or will cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 Stated Principal Amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal:

• if on each day during the Observation Period the WTI Crude Oil Price is within the Price Range, $1,000 times the Absolute Price Return; or

• if on any day during the Observation Period the WTI Crude Oil Price is outside the Price Range, $0.

The Calculation Agent will calculate the Supplemental Redemption Amount on the Valuation Date.

Observation Period
Each Trading Day on which there is no Market Disruption Event with respect to WTI crude oil (as defined below), beginning on, and including, the Trading Day following the Pricing Date and ending on, and including, the Valuation Date.

Price Range	The Price Range includes any WTI Crude Oil Price that is:

(i) greater than or equal to $85.00 and

(ii) less than or equal to $200.00.

The Price Range can also be expressed as follows:

Price Range =

> $85.00; and

< $200.00

Absolute Price Return	The Absolute Price Return is the absolute value of the following formula: Final Price – Initial Price Initial Price

WTI Crude Oil Price
The WTI Crude Oil Price on any date will equal the official settlement price per barrel of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) (the “Contract”) on West Texas Intermediate Light Sweet Crude Oil (“WTI crude oil”), stated in U.S. dollars, as made public by the Relevant Exchange on such date.

Initial Price	$114.59, which is the WTI Crude Oil Price on the Pricing Date.

If the Initial Price as finally determined by the Relevant Exchange differs from any initial price specified in this pricing supplement, we will include the definitive Initial Price in an amended pricing supplement.

Final Price	The WTI Crude Oil Price on the Valuation Date.

Valuation Date	The Valuation Date will be August 24, 2011, subject to adjustment for non-Trading Days and Market Disruption Events as described in the following paragraphs.

If the scheduled Valuation Date is not a Trading Day or if a Market Disruption Event occurs on that date, the WTI Crude Oil Price for the Valuation Date will be, subject to the succeeding paragraph below, the WTI Crude Oil Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive scheduled Trading Days immediately succeeding the scheduled Valuation Date, the Calculation Agent will determine the Final Price on such third succeeding scheduled Trading Day in the same manner as set forth under “—Initial Price.”

Relevant Exchange	Relevant Exchange means the NYMEX Division, or its successor, of the New York Mercantile Exchange (“NYMEX”).

If NYMEX is no longer the principal exchange or trading market for the Contract, the Relevant Exchange will be such exchange or principal trading market which serves as the principal source of prices for the Contract, as determined by the Calculation Agent in its sole discretion.

Reuters, Bloomberg and various other third party sources may report prices of the Contract.  If any such reported price differs from that as determined by the Relevant Exchange, the price as determined by the Relevant Exchange will prevail.

Trading Day
A day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

The Consumer Price Index
The amount of interest payable on the Notes on each Interest Payment Date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published by the Reporting Service.  The CPI for a particular month is published during the following month. The base reference period for the CPI is the 1982-1984 average.

For information regarding the historical CPI levels, see “Historical Information and Hypothetical Interest Rate Calculations.”

Interest Rate
The Interest Rate for the Notes for each annual Interest Payment Period during the term of the Notes will be the rate based on year-over-year changes in the Consumer Price Index determined as of the applicable Interest Determination Date pursuant to the following formula:

The Interest Rate for the Notes will be determined annually in “arrears” on each Interest Determination Date and, as a result, the Interest Rate for the Notes from and including the Original Issue Date to but excluding the initial Interest Payment Date, which will be August 31, 2009, will be determined on the initial Interest Determination Date, which will be two Business Days prior to the initial Interest Payment Date.  In no case will the Interest Rate for this Note for any Interest Payment Period be less than the Minimum Interest Rate.  The amount of interest payable on this Note on each Interest Payment Date shall be calculated on an actual/actual day count basis.

We will, or will cause the Calculation Agent to, upon request by the Trustee prior to the relevant Interest Payment Date, provide written notice to the Trustee at its New York office of the Interest Rate for each Interest Payment Period commencing on or after the Original Issue Date set forth above prior to the Interest Payment Date for the relevant Interest Payment Period.

CPIt	The CPI for the applicable Reference Month, as published by the Reporting Service.
CPIt-12	The CPI for the twelfth month prior to the applicable Reference Month, as published by the Reporting Service.
Reference Month
The Reference Month for CPIt for any Interest Determination Date is the CPI for the third calendar month prior to the month of such Interest Determination Date as published and reported by the Reporting Service in the second calendar month prior to such Interest Determination Date.

Minimum Interest Rate	0.00%
Interest Payment Dates
August 31, 2009, August 31, 2010 and the Maturity Date; provided that if any such day is not a Business Day, that interest payment, if any, will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day; provided further that if the scheduled Maturity Date is postponed in accordance with “—Maturity Date” above, that interest payment, if any, will be made on the Maturity Date as postponed, and no adjustment will be made to any interest payment made on that postponed date.

Interest Payment Periods
For each Interest Payment Date, the period from and including the prior Interest Payment Date to but excluding such Interest Payment Date; provided that the initial Interest Payment Period will be the period from and including the Original Issue Date to but excluding the initial Interest Payment Date, which is August 31, 2009.

Interest Determination Dates	For each scheduled Interest Payment Date, the date which is two Business Days prior to such scheduled Interest Payment Date
Reporting Service	Bloomberg page “CPURNSA” or any successor page or service

Discontinuance of the Consumer Price
Index; Alteration of Method of
Calculation
If by 3:00 PM on any Interest Determination Date, the CPI is not published by the Reporting Service for any relevant month, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above on the applicable Interest Determination Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent on any Interest Determination Date to determine the Interest Rate on the Notes (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the Interest Rate determined on such Interest Determination Date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined by the Calculation Agent in its sole discretion, the Calculation Agent will determine the Interest Rate on the Notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the Calculation Agent in accordance with general market practice at the time; provided that the procedure for determining the resulting Interest Rate is administratively acceptable to the Calculation Agent.

Book Entry Note or Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

All values used in the Interest Rate formula for the Notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent has made in determining the Initial Price and must make in determining the Final Price, whether or not the WTI Crude Oil Price has moved outside the Price Range on any day during the Observation Period, the Payment at Maturity, the Interest Rate and whether a Market Disruption Event has occurred.  See “—Market Disruption Event” below. MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event
Market Disruption Event means any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content, in each case as determined by the Calculation Agent in its sole discretion.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the WTI Crude Oil Price.

Trading Disruption	Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Contract on the Relevant Exchange.

Disappearance of Commodity
Reference Price	Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Contract on the Relevant Exchange or (ii) the disappearance of, or of trading in, the Contract.

Material Change in Formula	Material Change in Formula means the occurrence since the Pricing Date of a material change in the formula for, or the method of calculating, the Contract.

Material Change in Content	Material Change in Content means the occurrence since the Pricing Date of a material change in the content, composition or constitution of the Contract.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to the Contract (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the price on the day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to (i) $1,000 plus the Supplemental Redemption Amount, if any, determined as though the Observation Period ended at 4:00 p.m. on the date of acceleration and using the WTI Crude Oil Price on the date of such acceleration as the Final Price, plus (ii) any accrued but unpaid interest to and including the date of such acceleration and using the date of acceleration as the Interest Determination Date; provided that the Reference Month for purposes only of determining CPIt-12 will be the third calendar month prior to the month of the immediately prior Interest Determination Date or, if there is none, the Original Issue Date.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Historical Information for WTI crude oil
The following table sets forth the published high, low and end of quarter prices for WTI crude oil for each calendar quarter from January 1, 2003 through August 22, 2008.  The graph following the table presents the historical WTI Crude Oil Prices for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.    In addition, we will not use Bloomberg Financial Markets to determine the Final Price, and the prices published by Bloomberg Financial Markets may differ from the WTI Crude Oil Price as determined pursuant to “—WTI Crude Oil Price” above.

The historical prices of WTI crude oil should not be taken as an indication of future prices, and no assurance can be given as to the WTI Crude Oil Price on the Valuation Date.  We cannot give you any assurance that the WTI Crude Oil Price will on each day during the Observation period remain within the Price Range so that you will receive any Supplemental Redemption Amount.

WTI Crude Oil
Historical High, Low and Period End Settlement Prices
January 1, 2003 through August 22, 2008
(stated in U.S. dollars per barrel)
WTI Crude Oil	High	Low	Period End
2003
First Quarter	37.83	26.91	31.04
Second Quarter	32.36	25.24	30.19
Third Quarter	32.39	26.96	29.20
Fourth Quarter	33.71	28.47	32.52
2004
First Quarter	38.18	32.48	35.76
Second Quarter	42.33	34.27	37.05
Third Quarter	49.90	38.39	49.64
Fourth Quarter	55.17	40.71	43.45
2005
First Quarter	56.72	42.12	55.40
Second Quarter	60.54	46.80	56.50
Third Quarter	69.81	56.72	66.24
Fourth Quarter	65.47	56.14	61.04
2006
First Quarter	68.35	57.65	66.63
Second Quarter	75.17	66.23	73.93
Third Quarter	77.03	60.46	62.91
Fourth Quarter	63.72	55.81	61.05
2007
First Quarter	66.03	50.48	65.87
Second Quarter	70.68	61.47	70.68
Third Quarter	83.32	69.26	81.66
Fourth Quarter	98.18	79.02	95.98
2008
First Quarter	110.33	86.99	101.58
Second Quarter	140.21	100.98	140.00
Third Quarter (through August 22, 2008)	145.29	112.87	114.59

WTI Crude Oil
Daily Closing Price – January 1, 2003 to August 22, 2008

For information regarding the historical CPI levels, see “Historical Information and Hypothetical Interest Rate Calculations.”

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our affiliates.  The original Issue Price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes.  The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our affiliates or others, hedged our anticipated exposure in connection with the Notes by taking positions in futures or options contracts on WTI crude oil listed on major securities markets and positions in other available securities or instruments in connection with such hedging.  In addition, through our affiliates, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling futures or options contracts on WTI crude oil and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Valuation Date.  We cannot give any assurance that our hedging activity has not or will not affect the WTI Crude Oil Price and, therefore, such activity may adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of Notes set forth on the cover of this pricing supplement; provided that the price will be $996.25 per Note and the agent’s commissions will be $16.25 per Note for purchasers of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of Notes, the price will be $994.375 per Note and the agent’s commissions will be $14.375 per Note for purchasers of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of Notes and the price will be $992.50 per Note and the agent’s commissions will be $12.50 per Note for purchasers of greater than or equal to $5,000,000 principal amount of Notes.  The Agent may allow a concession not in excess of $20 per Note to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on August 29, 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account.  The Agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Income Taxation
The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the discussion set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Optionally Exchangeable Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be subject to annual income tax based on the “comparable yield” (as described in the accompanying prospectus supplement), in each year that they hold the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes.  In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will be treated as ordinary income.

We have determined that the comparable yield is an annual rate of 5.7360% compounded semi-annually.  Based on the comparable yield set forth above, the projected payment schedule consists of the following:

DATE	PROJECTED PAYMENT
August 31, 2009	$13.4897
August 31, 2010	$14.0253
August 31, 2011	$1,155.7151

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount  and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussion under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of an investment in the Notes.  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the Notes.